FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-184476

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

SUPPLEMENT NO. 3 DATED JULY 13, 2015

TO THE PROSPECTUS DATED MARCH 13, 2015

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT II, Inc. dated March 13, 2015, Supplement No. 1 dated April 28, 2015 and Supplement No. 2 dated May 20, 2015. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT II, Inc. and, as required by context, RRE Opportunity OP II, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose an update to the status of our public offering.

Status of the Offering

We commenced this initial public offering of shares of our common stock on February 6, 2014. As of July 9, 2015, we had accepted aggregate gross offering proceeds of approximately $243.8 million related to the sale of 24.5 million shares of common stock, including shares sold pursuant to our distribution reinvestment plan. As of July 9, 2015, approximately 75.8 million shares of our common stock remain available for sale in our primary offering, and approximately 9.7 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

On July 9, 2015, our board of directors made the determination to close the primary portion of this offering on December 31, 2015. This closing date may be extended upon the discretion of our board of directors.